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                                               1934 Act Registration No. 1-14696
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF NOVEMBER 2002


                        CHINA MOBILE (HONG KONG) LIMITED
                (Translation of registrant's name into English)


                                60/F THE CENTER
                            99 QUEEN'S ROAD CENTRAL
                                HONG KONG, CHINA
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F[ X ]                 Form 40-F[   ]
                            -----                          -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes[   ]                 No[ X ]
                            -----                   -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-                .)
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                                    EXHIBITS


Exhibit Number
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1.1  Announcement, dated October 31, 2002

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CHINA MOBILE (HONG KONG) LIMITED


Date: November 1, 2002                        By:    /s/ Wang Xiaochu
                                                  ------------------------------
                                              Name:  Wang Xiaochu
                                              Title: Chairman and Chief
                                                     Executive Officer